[LETTERHEAD OF HOGAN LOVELLS US LLP]

December 4, 2013

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Ms. Ellie Bavaria

Special Counsel

Office of International Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landwirtschaftliche Rentenbank Annual Report on Form 18-K for Fiscal year ending December 31, 2012, as amended Filed May 22 and September 6, 2013 File No. 333-13710

Dear Ms. Bavaria:

On behalf of Landwirtschaftliche Rentenbank (“Rentenbank”), set forth below are responses of Rentenbank to the Staff’s letter of comment, dated November 19, 2013, relating to Rentenbank’s Annual Report on Form 18-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2013 (the “Form 18-K”), as amended by Amendment No. 1 on Form 18-K/A, filed with the Commission on September 6, 2013 (“Amendment No. 1”).

In response to the second comment made by the Staff of the Commission (the “Staff”), the Form 18-K will be amended as described below. With this letter, the Registrant is filing Amendment No. 2 to the Form 18-K on Form 18-K/A (“Amendment No. 2”).

For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

Amendment No. 1 to Form 18-K

1. Please expand your disclosure regarding flooding during the first six months of 2013 to discuss any material effect that the flooding may have on your results of operations or liquidity.

After careful consideration of the Staff’s comment, Rentenbank can confirm that the floods and heavy rainfall described in Amendment No.1 have had no material effect on Rentenbank’s results of operations or liquidity. The discussion in Amendment No. 1 of flooding and heavy rainfall in Germany during the first half of 2013, which is based on Rentenbank’s half-yearly financial report as of June 30, 2013, served principally to illustrate that the liquidity assistance program, one of the promotional loan programs Rentenbank makes available to the agricultural industry, was opened up to farms affected by these events. Therefore, Rentenbank does not believe that expanding the disclosure on the flooding in Germany during the first half of 2013 is required.

Form 18-K

Supplementary Information on Consolidated Funded Debt, page 115

2. Provide disclosure for each issuance of debt instead of presenting summary data. Refer to paragraph (3) of Schedule B.

In response to the Staff’s comments, Rentenbank will replace the summary data set forth on pages 134-135 in the Form 18-K under the caption “Supplementary Information on Consolidated Funded Debt” with disclosure for each issuance of debt. Please see pages 4-13 of Amendment No. 2.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 requires. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Rentenbank and its management are aware and acknowledge that they are responsible for the accuracy and adequacy of the disclosure made in their filings with the Securities and Exchange Commission. Please refer to the letter from Rentenbank enclosed herewith acknowledging its responsibilities in this respect.

* * * * * * * *

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8264.

Sincerely,

/s/ Sina R. Hekmat

Sina R. Hekmat

Hogan Lovells US LLP

cc:       Jens Kollmann

Andreas Muecke

     Landwirtschaftliche Rentenbank

Krystian Czerniecki

     Sullivan & Cromwell LLP

[LETTERHEAD OF RENTENBANK]

December 4, 2013

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Ms. Ellie Bavaria

Special Counsel

Office of International Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landwirtschaftliche Rentenbank Annual Report on Form 18-K for Fiscal year ending December 31, 2012, as amended Filed May 22 and September 6, 2013 File No. 333-13710

Dear Ms. Bavaria:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated November 19, 2013 with respect to the above-referenced Annual Report on Form 18-K, as amended (the “Annual Report”), Landwirtschaftliche Rentenbank (“Rentenbank”) hereby acknowledges that (a) Rentenbank is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) Rentenbank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at +49-69-2107-0.

Sincerely,

LANDWIRTSCHAFTLICHE RENTENBANK

/s/ Jens Kollmann                                 /s/ Andreas Mücke